November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (210) 829-9139

Richard Hochhauser
Chief Executive Officer
Harte-Hanks, Inc.
200 Concord Plaza Dr. #800
San Antonio, TX 78216

> **Re:** **Harte-Hanks, Inc.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 1-07120**

Dear Mr. Hochhauser:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment 4 of our August 21, 2007 letter. However, please revise your supplemental analysis to clarify what the specific targets are and how the disclosure of each target would result in competitive harm to you.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor